SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-27256

                           NOTIFICATION OF LATE FILING


(Check [X] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR
One):


For Period Ended:              December 31, 1996

[ ]    Transition Report on Form 10-K     [ ]   Transition Report on Form 10-Q
[ ]    Transition Report on Form 20-F     [ ]   Transition Report on Form N-SAR
[ ]    Transition Report on Form 11-K

For the Transition Period Ended:

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant ATLANTIC INTERNATIONAL ENTERTAINMENT, LTD.

Former name if applicable

2200 Corporate Boulevard, Suite 317
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Address of principal executive office (Street and Number)

Boca Raton, Florida 33431
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City, State and Zip Code

                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N- SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant was unable to file the Annual Report on Form 10-KSB for the year ended December 31, 1996 (the "Report") without unreasonable effort or expense due to the delays by the Registrant and its certified public accountants in gathering information for inclusion therein.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

               Richard Iamunno           (561)                     995-2190
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                  (Name)             (Area Code)            (Telephone number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See Attachment B hereto).

                   Atlantic International Entertainment, Ltd.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date         March 31, 1997                   By /s/ Richard Iamunno
                                              ----------------------
                                              Name:  Richard Iamunno
                                              Title: President

                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTACHMENT A

                              MOORE STEPHENS, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                         340 NORTH AVENUE EAST, SUITE 6
                         CRANFORD, NEW JERSEY 07016-2461





                                              March 31, 1997




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

         We are retained by Atlantic International Entertainment, Ltd. as independent certified public accountants to report on the financial statements at December 31, 1996 and for the fiscal years then ended. We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. Due to the extensive period of time and the related delay in developing data for the financial statements, we will not have sufficient time to complete our audit by March 31, 1997 which is the required filing date for the Company's annual report, without unreasonable effort and expense.

                                             Very truly yours,

                                             /s/ Moore Stephens, P.C.
                                                 --------------------
                                                 MOORE STEPHENS, P.C.

ATTACHMENT B

The Registrant anticipates that a significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-KSB for the fiscal year ended December 31, 1996 due to the Registrant's change in business. During the fiscal year ended December 31, 1995, the Registrant had no operations other than searching for a business combination. The Registrant anticipates a loss in the fiscal year ended December 31, 1996 primarily due to costs incurred in connection with the development and marketing of its internet software products. A reasonable estimate of such loss could not be made by March 31, 1997 without unreasonable effort or expense because of the need to develop, review and analyze additional data before such estimate can be made.